UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

California resources corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

13057Q305

(CUSIP Number)

Naseem Sagati Aghili

Ares Management Corporation

2000 Avenue of the Stars, 12th Floor,

Los Angeles, California 90067

(310) 201-4165

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 13057Q305

1.	Names of Reporting Persons AF V Energy IV AIV 1A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 790,194 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 790,194 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 790,194 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its Current Report on Form 10-K, filed with the Securities and Exchange Commission on May 13, 2021 (“10-K”).

CUSIP No. 13057Q305

1.	Names of Reporting Persons AF V Energy IV AIV 1B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,901,771 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,901,771 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,901,771 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.5%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

CUSIP No. 13057Q305

1.	Names of Reporting Persons AF V Energy IV AIV 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,958,809 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,958,809 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,958,809 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

CUSIP No. 13057Q305

1.	Names of Reporting Persons AEOF ECR AIV A-B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,894,861 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,894,861 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,894,861 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

CUSIP No. 13057Q305

1.	Names of Reporting Persons AEOF ECR AIV C, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 804,524 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 804,524 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 804,524 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

CUSIP No. 13057Q305

1.	Names of Reporting Persons AF Energy Feeder, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,815,182 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,815,182 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,815,182 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%*(See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

CUSIP No. 13057Q305

1.	Names of Reporting Persons ACOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,165,341 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,165,341 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,165,341 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.2%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

CUSIP No. 13057Q305

1.	Names of Reporting Persons SSF IV Energy I AIV 1A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 645,985 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 645,985 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 645,985 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

CUSIP No. 13057Q305

1.	Names of Reporting Persons SSF IV Energy I AIV 1B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 575,926 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 575,926 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 575,926 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

CUSIP No. 13057Q305

1.	Names of Reporting Persons SSF IV Energy I AIV 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 937,596 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 937,596 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 937,596 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

CUSIP No. 13057Q305

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,159,507 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,159,507 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,159,507 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.6%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

CUSIP No. 13057Q305

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,324,848 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,324,848 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,324,848 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

CUSIP No. 13057Q305

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,324,848 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,324,848 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,324,848 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

CUSIP No. 13057Q305

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,324,848 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,324,848 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,324,848 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8*% (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

CUSIP No. 13057Q305

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,324,848 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,324,848 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,324,848 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

CUSIP No. 13057Q305

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,324,848 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,324,848 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,324,848 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

CUSIP No. 13057Q305

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,324,848 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,324,848 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,324,848 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

CUSIP No. 13057Q305

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,324,848 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,324,848 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,324,848 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on 83,319,660 shares of Common Stock outstanding as of April 30, 2021 as disclosed by the Issuer in its 10-K.

This Amendment No. 1 (this “Amendment No. 1”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on October 27, 2020 (as so amended, the “13D Filing,” and, together with this Amendment No. 1, this “Schedule 13D”). Except as amended in this Amendment No. 1, the13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 1 as so defined, unless otherwise defined in this Amendment No. 1.

Item 2. Identity and Background

Items 2(a) and 2(c) of the 13D Filing are hereby amended and restated in their entirety as follows:

(a) This statement is being filed jointly by (i) AF V Energy IV AIV 1A, L.P. (“ACOF AIV 1A”), (ii) AF V Energy IV AIV 1B, L.P. (“ACOF AIV 1B”), (iii) AF V Energy IV AIV 2, L.P. (“ACOF AIV 2” and, together with ACOF AIV 1A and ACOF AIV 1B, the “ACOF AIVs”), (iv) AEOF ECR AIV A-B, L.P. (“AEOF AIV A-B”), (v) AEOF ECR AIV C, L.P. (“AEOF AIV C” and, together with AEOF AIV A-B, the “AEOF AIVs”), (vi) AF Energy Feeder, L.P., (vii) ACOF Investment Management LLC (“ACOF Investment Management”), (viii) SSF IV Energy I AIV 1A, L.P. (“SSF AIV 1A”), (ix) SSF IV Energy I AIV 1B, L.P. (“SSF AIV 1B”), (x) SSF IV Energy I AIV 2, L.P. (“SSF AIV 2” and, together with SSF AIV 1A and SSF AIV 1B, the “SSF AIVs”), (xi) ASSF Operating Manager IV, L.P. (“ASSF Operating Manager IV”), (xii) Ares Management LLC, (xiii) Ares Management Holdings L.P. (“Ares Management Holdings”), (xiv) Ares Holdco LLC (“Ares Holdco”), (xv) Ares Management Corporation (“Ares Management”), (xvi) Ares Voting LLC (“Ares Voting”), (xvii) Ares Management GP LLC (“Ares Management GP”) and (xviii) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of May 25, 2021, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management or making, purchasing, selling and holding investments. ACOF Investment Management is the manager of each of the ACOF AIVs, the AEOF AIVs and AF Energy Feeder, L.P., and the sole member of ACOF Investment Management is Ares Management LLC. ASSF Operating Manager IV is the manager of the SSF AIVs, and the general partner of ASSF Operating Manager IV is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings, and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the “Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the “Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date of this Schedule 13D, the holders of the Class B Common Stock and the Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The officers and directors of Ares Management and their principal occupations are set forth in Schedule A to this Schedule 13D. The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Michael R. McFerran, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions by the Board Members. The present principal occupation of each of the Board Members is set forth in Schedule A to this Schedule 13D.

Each of the Reporting Persons (other than the ACOF AIVs, the AEOF AIVs, the SSF AIVs and AF Energy Feeder, L.P., in each case, solely with respect to the shares of Common Stock held directly by each such Reporting Person), the Managers, and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons, expressly disclaims beneficial ownership of the Common Stock for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act.

Item 4. Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and restated in its entirety as follows:

The Subject Shares were acquired by the Reporting Persons for investment purposes and for the purposes described below.

The Reporting Persons received the Subject Shares pursuant to the transactions described in Item 3 above, which information is hereby incorporated into this Item 4 by reference. The description of the Registration Rights Agreement contained in Item 6 below is also hereby incorporated into this Item 4 by reference.

The Reporting Persons and their respective representatives have engaged and/or may engage, from time to time, in discussions with the Issuer’s management and/or the Board, including any special committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, personnel, performance, financial matters, capital structure, corporate expenses, status of projects, hedging, environmental, health and safety matters and strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders or creditors of the Issuer), and have engaged and/or intend to, from time to time, engage in discussions with other current or prospective holders of Common Stock and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Common Stock or such other equity, debt, notes, instruments or securities, of the Issuer (collectively, “Securities”), industry analysts, research analysts, rating agencies, existing or potential strategic partners of the Issuer, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital and potential capital sources (including co-investors), operators, financial, and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. These discussions have encompassed, and/or the Reporting Persons expect will encompass, a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions, including the sale of the Issuer, its Securities or one or more of its subsidiaries or their respective businesses or assets or a business combination or other strategic transaction involving the Issuer or one or more of its subsidiaries, and any regulatory or legal filings, clearances, approvals or waivers relating to the foregoing. The Reporting Persons may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements and may enter into expense reimbursement agreements with the Issuer and others.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors, including the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of one or more Securities, other investment opportunities available to the Reporting Persons, the available capital of the Reporting Persons, the respective portfolio management considerations (including investment horizons) of the Reporting Persons, conditions in the securities, loan or bond markets, factors relating to COVID-19 and other potential pandemics, general economic or industry conditions or any changes in law or regulations, the Reporting Persons expect that they will seek to dispose, or cause to be disposed (including, without limitation, distributing some or all of the shares of Common Stock to certain of the Reporting Persons’ respective members, partners, stockholders and/or beneficiaries, as applicable), some or all of the Subject Shares beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, pledging their interest in the Subject Shares as a means of obtaining liquidity or as credit support for loans or other extensions of credit, or entering into derivatives transactions and other agreements or instruments that decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer.

Item 5. Interest in Securities of the Issuer

Items 5(c) of the 13D Filing is hereby amended and restated in its entirety as follows:

(c) Transactions within the past 60 days. None of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of May 25, 2021, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 25, 2021

AF V Energy IV AIV 1A, L.P.

By:	ACOF Investment Management llc
Its:	Manager

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V Energy IV AIV 1B, L.P.

By:	ACOF Investment Management llc
Its:	Manager

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V Energy IV AIV 2, L.P.

By:	ACOF Investment Management llc
Its:	Manager

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AEOF ECR AIV A-B, L.P.

By:	ACOF Investment Management llc
Its:	Manager

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AEOF ECR AIV C, L.P.

By:	ACOF Investment Management llc
Its:	Manager

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF energy feeder, l.p.

By:	ACOF Investment Management llc
Its:	Manager

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ACOF Investment Management llc

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

SSF IV Energy I AIV 1A, L.P.

By:	ASSF Operating Manager IV, L.P.
Its:	Manager

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

SSF IV Energy I AIV 1B, L.P.

By:	ASSF Operating Manager IV, L.P.
Its:	Manager

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

SSF IV Energy I AIV 2, L.P.

By:	ASSF Operating Manager IV, L.P.
Its:	Manager

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF Operating Manager IV, L.P.

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its:	Sole Member

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of May 25, 2021, by and among the Reporting Persons.